Electra Battery Materials Corporation

133 Richmond Street West, Suite 602

Toronto, ON M5H 2L3

Canada

https://www.electrabmc.com/

July 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jenifer Gallagher and John Cannarella

Re:	Electra Battery Materials Corporation Form 20-F for the Fiscal Year Ended December 31, 2024 Filed April 24, 2025 File No. 001-41356

Ladies and Gentlemen:

I am submitting this letter on behalf of Electra Battery Materials Corporation (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), contained in the Staff’s letter, dated July 18, 2025 (the “Comment Letter”), in connection with the Company’s Form 20-F for the Fiscal Year Ended December 31, 2024, filed with the SEC on April 24, 2025 (the “Form 20-F”).

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2024

Controls and Procedures, page 96

1.	We note your disclosure indicating that significant deficiencies had been identified and resulted in the conclusions that your internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2024.

However, in the Report of Management’s Accountability on page 2 of your financial statements, you have disclosure indicating that management identified material weaknesses in your internal control over financial reporting and disclosure controls and procedures related to the year ended December 31, 2024.

Please revise as necessary to clarify whether material weaknesses or significant deficiencies were identified. You may refer to the definitions of these terms in Rule 1-02(a)(4) of Regulation S-X and AS 2201.A7 and .A11 for further clarification.

Please also expand your disclosures to describe any material weaknesses in your internal control over financial reporting to comply with Item 15(b)(3) of Form 20-F.

Securities and Exchange Commission

July 25, 2025

The Company has revised the Item 15 disclosure regarding Controls and Procedures under the subheadings “Disclosure Controls and Procedures” and “Management Report on Internal Control Over Financial Reporting” on page 96 of the Form 20-F to clarify that the Company identified material weaknesses in the internal controls over financial reporting and disclosure controls and procedures over the course of the first three quarters of the fiscal year ended December 31, 2024, but that improvements to its internal controls over financial reporting and disclosure controls and procedures were made by the Company in each of the third and fourth quarters of the fiscal year ended December 31, 2024, such that the previously identified material weaknesses had become significant deficiencies by the end of the fiscal year on December 31, 2024. The Company has also made corresponding changes to the Report of Management’s Accountability contained on page 2 of its annual consolidated financial statement for the fiscal years ended December 31, 2024, 2023 and 2022 included in the Form 20-F.

The Company has also added disclosure in Item 15 of the Form 20-F describing the material weaknesses in the internal controls over financial reporting and disclosure controls and procedures, which include the following:

(i)	An ineffective control environment resulting from the combination of an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge regarding the design, implementation, and operation of internal control over financial reporting.

(ii)	Management had not designed or implemented a control monitoring process necessary to identify control weaknesses and remediations in a timely manner necessary to ensure the reliability of its internal control over financial reporting.

(iii)	Control deficiencies in procurement and payment resulting from a lack of formal processes and inconsistent receiving processes at the Company’s refinery project.

2.	We note your disclosure under the heading Changes in Internal Control over Financial Reporting on page 97, stating that while substantial progress has been made in strengthening internal control over financial reporting during 2024, management continues to assess and enhance internal controls of the company.

Given the requirement to disclose any change in your internal control over financial reporting that occurred during the period that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting under Item 15(d) of Form 20-F, please revise to describe the progress to which you refer and to clarify the nature of its effect on your internal control over financial reporting.

With regard to your disclosure stating Electra has not yet implemented “the full suite of systems, processes, and personnel typically found in more mature organizations,” clarify the extent to which this refers to aspects of the controls and procedures that your officers designed, as referenced in their certifications, and describe your plans for implementation and dates for resolving the deficiencies or weaknesses.

The Company has revised the Item 15 disclosure regarding Controls and Procedures under the subheading “Changes in Internal Control over Financial Reporting” to describe the material improvements that were made over the course of each of the third and fourth quarters of the fiscal year ended December 31, 2024 to the internal control over financial reporting, as well to describe the additional improvements that the Company intends to take when its primary assets are brought out of care and maintenance mode when such additional improvements are warranted. The Company is proposing to add the following disclosure under the subheading “Changes in Internal Control over Financial Reporting”:

“The Company’s CEO and CFO identified the following areas where material improvements were made during the fourth quarter of fiscal 2024.

•	Control Environment

o	The Company increased the number of trained financial reporting and accounting personnel with the appropriate skills and knowledge regarding the design, implementation, and operation of internal controls over financing reporting.

Securities and Exchange Commission

July 25, 2025

•	Control Monitoring Process

o	The Company implemented a control monitoring process to identify weaknesses in its internal control over financial reporting.

•	Procurement, Payment and Receiving Processes

o	The Company improved reporting and receiving processes to ensure adherence to the Company’s policies at the Company’s refinery project.

The Company’s primary assets, including its hydrometallurgical refinery in Ontario, Canada and its cobalt exploration properties in Idaho, USA, are currently on care and maintenance. One or both of these assets are expected to become more active during fiscal 2025 and 2026, at which time, the Company intends to further enhance and improve its internal control over financial reporting appropriately for such additional activities. Specific areas of focus are expected to be: (i) the control environment, including IT infrastructure and processes, and internal audit function; (ii) the control monitoring process; (iii) the payroll process; (iv) the property, plant and equipment process; and (v) the procurement, payment and receiving processes.”

Exhibits

3.	The certifications at Exhibits 12.1 and 12.2 do not include all of the language required in paragraph 4, specifically as it relates to the officers acknowledging responsibility for establishing and maintaining internal control over financial reporting.

Please amend the filing to include officer certifications that include all of the language prescribed in paragraph 12 of the Instructions as to Exhibits of Form 20-F.

The Company has amended the Form 20-F to include officer certifications that include all of the language prescribed in paragraph 12 of the Instructions as to Exhibits of Form 20-F.

* * *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (226) 979- 6699 or mrendall@electrabmc.com.

Sincerely,
/s/ Marty Rendall
Chief Financial Officer

Electra Battery Materials Corp

cc:	Via Email Thomas M. Rose, Troutman Pepper Locke LLP Shona C. Smith, Troutman Pepper Locke LLP

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